Exhibit 12.1

Ratio of Earnings to Fixed Charges

		For the Year Ended December 31,
Period ($000)	For the Six Months Ended June 30, 2011	2010	2009	2008	2007	2006
	IFRS				U.S. GAAP

Earnings:
Net Income	$8,338	$6,377	$16,846	$42,148	$27,463	$35,750
Fixed Charges	$3,373	$17,188	$20,582	$21,904	$14,457	$13,957

Total Earnings	$11,711	$23,565	$37,428	$64,052	$41,920	$49,707

Fixed Charges:
Interest including amortization of debt issuance cost	$3,373	$17,188	$20,582	$21,904	$14,457	$13,957

Total Fixed Charges	$3,373	$17,188	$20,582	$21,904	$14,457	$13,957

Ratio of Earnings to Fixed Charges	3.47	1.37	1.82	2.92	2.90	3.56